Exhibit 1

Ahold Delhaize CEO Dick Boer addresses Annual General Meeting of shareholders

Zaandam, the Netherlands, April 12, 2017 – Ahold Delhaize today held its Annual General Meeting (AGM). The meeting was attended by 231 shareholders, representing approximately 1 billion shares.

Shareholders adopted Ahold Delhaize’s 2016 financial statements and determined the dividend over 2016 at €0.57 per common share, to be paid on April 26, 2017.

Shareholders adopted all other proposals on the agenda, amongst others: the reappointment of Jan Hommen and Ben Noteboom as members of the Supervisory Board and the appointment of PricewaterhouseCoopers Accountants N.V. as external auditor for the financial year 2017.

Below is the text of the speech as delivered by Chief Executive Officer Dick Boer during the meeting.

Welcome to the first shareholder meeting of Ahold Delhaize, another milestone for this company after completing our merger last July.

I will give you a brief overview of where we stand, what we stand for, what we have delivered and where we are going.

We are Ahold Delhaize. An international retailer, comprising 21 great local brands in 11 countries that are number one or two in the markets they serve; powered by 370,000 associates working in more than 6,500 stores; demonstrating proven skills in Fresh and own brands in both superior supermarkets as well as omni-channel and digital platforms; focusing everyday on affordability for customers and connection with communities; and leading our industry in generating cash flows and returns for you, our shareholders.

Our brands define us and … we are Better Together.

Together, we build great local brands, bringing fresh inspiration every day.

This is our purpose. It is a simple sentence but it says a lot about who we are.

Together means we share best practices, learn from each other. The brands, associates, customers communities, we are all part of something bigger.

Great local brands: Local retail businesses, on three continents, are the core of our strategy. Each operating its own brand.

Fresh inspiration: It’s about “fresh”, referring to our brands’ fresh offering which is fundamental for their stores. But it also means innovation and eCommerce.

And the final element, Every Day. Food retailing is a daily business; both brands and associates are there for customers every single day.

This purpose is a key element of our Better Together strategy I will discuss it in more detail later.

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Before we go forward let’s look back. 2016 was a great year for us.

We completed the merger, with strong support from you. Thank you all.

We started delivering on our promises to you and all our stakeholders.

And, very importantly, we continued to deliver for customers thanks to the diligence and hard work of associates across all brands.

The best measure of a retailer’s success is customer response and the consumers of our brands definitely responded well. This was shown in strong net promoter scores, which give an indication of customer appreciation, and growing market shares in most of our markets.

The numbers also reflected this. We increased sales, operating income and margins for the year. Our Chief Financial Officer, Jeff Carr, will discuss this in detail, but here are a few highlights.

Pro forma net sales rose 3.4% to €62.3 billion, at constant exchange rates and adjusted for the 53d week of 2015. This was driven in particular by the Netherlands, Delhaize America, and Central and South-eastern Europe, thanks to customer-focused strategies, smart promotions, and good store management.

We had a strong free cash flow, €1.4 billion, which allows us to not only invest and grow. It also enables us to return excess liquidity to you, our shareholders.

As you know we started a €1 billion share buyback program in January. And we are pleased to propose a dividend of €0.57 to our shareholders, an increase of 9.6% compared to Ahold last year. If you compare it to the old Delhaize shares it would be up 50%, after adjusting for the merger conversion rate.

So in summary, it was a big performance in this special and intense year. I want to give our associates a big compliment for that.

2016 was also significant because we developed and launched our Better Together strategy.

In creating the strategy we looked both inside and outside our businesses. Inside, we assessed our key strengths: with customers, with products, with innovation, and with logistics; we have several, as you may imagine from bringing together two retailers with a combined 280 years of heritage. We then coupled those strengths with the broader external trends we see developing across the world and in our markets.

Those trends include a continued focus by consumers on value. And that is not only driven by an increased budget-consciousness in the wake of the economic crisis. Being frugal is the new normal and it is easier than ever to compare prices online.

A second trend is convenience, Customers – and millennials in particular - have busy lifestyles and still want to eat healthy and sustainable food. So this clearly drives the popularity of fresh ready meal offerings, sometimes consumed “now” in store, at the office, and sometimes “later” at home.

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A third major trend is health and wellbeing. Diet-related diseases like diabetes and obesity are a growing global issue. And on the other hand, more and more consumers are more conscious of the impact of food.

Finally, customers demand relevant and personalized offers and information. And they want access to it at all times, a possibility since we are going digital.

Food retailers are evolving in line with these trends, our landscape is changing. We see consolidation, we see new competitors coming in and our traditional ones are upping their games as well. We not only need to adapt constantly, we need to predict the next change and lead the way.

Both our key strengths and the key trends feed into the Better Together strategy as a logical recipe for success, as a compass to guide us. And, I am happy to say, I see that direction being embraced all around, in each market and store I visit.

Our strategy contains several elements. I have already mentioned the Purpose. The second element is our sustainable business model, shaped like a wheel that we want to keep rolling.

The wheel starts with our commitment to continuously drive savings to invest in the customer proposition and fund growth in our key channels. Saving to invest is core to how we do business.

We save for customers by buying better, through long-term, durable relationships with suppliers.

We can save for customers when we operate smarter.

Delhaize in Belgium, for example, in 2014 started a Transformation Plan to run more efficiently. As part of the plan they implemented a new store organization in all company-operated stores. They achieved good results on the cost side, and now the focus is on fuelling the commercial side.

We also save for customers by wasting less. Here in the Netherlands, the Instock team drives forward with their mission to reduce food waste. Instock was founded by Albert Heijn trainees a few years ago. They rescue surplus food from Albert Heijn stores for instance and turn it into delicious meals, in three restaurants in Amsterdam, The Hague and Utrecht, and on the go in their Food truck.

Stop & Shop in the United States has built a green energy facility which turns inedible food into clean energy that powers one of their distribution centers.

Saving for our customers allows us to invest and there we focus on four areas which we see as key.

We want products to be affordable for all. We want to offer the best own brands. We want products to be fresher & healthier. And we want our brands to offer the most local and personal service.

Let’s zoom in on fresher & healthier because I believe we are really making a difference here. Across our brands the teams are working hard in this respect, with product reformulation, cutting back on salt, sugar, and fat. Ahold USA took out more 272 thousand pounds of sugar from products - the equivalent of 30 school buses - during 2016. Delhaize cut 25% of salt from 11 varieties from bread.

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And we’re not doing it alone. Instead we’re cooperating with our industry and in many cases leading the way. For example, together with the food retailers and manufacturers who are members of the Consumer Goods Forum.

Our brands also continue to surprise customers with innovative products that are not only healthy but also tasty and convenient, like Albert Heijn’s vegetable spreads. And it is about information and education. In the U.S., the Guiding Stars program that originated at Hannaford to provide a nutritional navigation system will be adopted by more of our brands.

The third element in our sustainable business model is funding growth in key channels. And our number one channel is, of course, supermarkets. What our brands are doing with them makes me proud.

We are expanding, look at Mega Image in Romania which opened its 500th store.

We are making stores even more appealing for customers – look at Alfa Beta in Greece which opened new flagship stores in Athens and Thessaloniki.

We are innovating the inside and outside of stores. Here in the Netherlands, Albert Heijn opened a state of the art Albert Heijn XL store in Purmerend with truly innovative features such as a fresh herb garden where customers can pick their herbs. And it is their most sustainable store too, so it’s also innovative in terms of construction.

Or look at Hannaford’s innovative store in Bedford, New Hampshire which really caters to the needs of today’s customers. For instance with made-to-order food they can take out or enjoy at the store and fruits and vegetables cut at their requests. The store has a pick up point for shopping done online. Learnings from this great store will be deployed in other remodels.

But we of course also fund growth in our eCommerce brands, and they are growing fast, at more than 27% growth in 2016. Bol.com grew consumer online sales even by more than 30%. They increased service to customers by offering same-day delivery to your home for instance. And to keep up with their growth, they are building a new distribution centre in Waalwijk, which they expect will create 1,000 jobs in future in the region. AH.nl, also in the Netherlands, expanded and now serves 25% more customers. Peapod, in the U.S. launched an own-brand line of fresh meal kits.

As part of our Better Together strategy we have set ambitious 2020 growth targets, to double online sales as we continue to capture opportunities across our brands.

Our strategy is completed by values and promises, to customers, associates and communities. A better place to shop, a better place to work and a better neighbor – every day. All brands share these promises, but bring them to life locally according to what is best for their customers. As an example, look at Food Lion and their Easy Fresh and Affordable strategy.

In the examples I have shared I hope you have noticed that being a sustainable retailer is embedded in our strategy. It’s on our minds as we grow, innovate and save.

All the brands of Ahold Delhaize share a commitment to making a positive impact on the lives of customers, associates and communities they serve.

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We focus on promoting healthier living, reducing food waste and creating a healthy and inclusive workplace. And we have clear targets. By 2020, we want 45% of own brand sales to come from healthy products. I already shared some of the big steps we are taking. We work to reduce food waste by 20 percent.

At the same time we continuously work on product safety and sustainability, climate impact, associate development, safety at work, as areas we simply need to get right.

And the same applies to local community connections, a natural and essential part of who we are, and how our businesses can make a difference. Making a difference, that is what all the brands are doing.

In order to continue to deliver, we will have to execute on our strategy and drive change. We need to take full advantage of our combination by sharing and learning from one another. They are keys to the success of our company. Think about bol.com. They are able to build a unique experience for each customer, based on browse, buy and response behavior, demographic and social-economic data and timing and trigger events. Keep in mind, they have seven million active customers in the Netherlands and Belgium and 47 million customer visits per months, and over 15 million products, so they have a lot of data to build on. We are already sharing some of their capabilities across our supermarket brands now. That is just one example where we are already reaping the power of Ahold Delhaize.

When we do fully realize our potential, our brands will be recognized by customers, for being the most personal retailer. I have been in retail all my life and one thing that I have learned that it is all about people. It is about the connection and interaction, online and in stores, with customers but also with all our other stakeholders. The brands in our group, each with its own strong heritage and proposition, are uniquely positioned to have this local connection.

We have excellent stores, as a physical location to welcome and inspire customers and to connect their communities.

We have own brands which are loved by customers - a huge asset. If your store’s own brand is in your customer’s fridge, then it becomes personal. They allow us to distinguish from manufactures. And it is where we are innovative.

We have popular and growing loyalty programs.

And achieved more than €2 billion in consumer online sales. Not bad for brands that trace their roots to the 19th century.

Personal connections in this day and age - A great example is what Albert Heijn is doing in this respect, with Appie Today, its own online TV channel.

In addition to our strategy which I just shared, we have also been working hard on our integration. It is going well and we remain on track to deliver our committed €500 million synergy goal in 2019. As we’ve previously stated, this will be delivered to the bottom line.

In 2017 we expect a total of €220 million synergies, including the €22 million realized in 2016.

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We were able to do this thanks to a strong leadership team we had in place from the start. I want to thank our Supervisory Board for their support throughout the merger process. The good interaction with them is key.

With our strategy set and integration on track, we are well positioned for future success.

As Ahold Delhaize, we deliver both critical scale and local relevance to our core markets and customers.

As Ahold Delhaize we have created a superior financial and strategic platform for innovation, investment and growth, supported by our strong operating cash flow.

As Ahold Delhaize we can provide more opportunities for our people and invest more in our communities as part of our Sustainable Retailing commitment.

Finally, our strong presence on both sides of the Atlantic gives us the opportunity to share local best practices across our network and learn from each other.

Delhaize, our oldest brand, celebrates its 150th anniversary this year. Albert Heijn turns 130 and Food Lion 60. We are proud of all our brands longevity and heritage, but even more so of the fact that they reinvent and transform themselves ever day to stay fresh and relevant to their customers. And it is exactly this characteristic that enables us to define the future, instead of letting it define us.

We are almost nine months into our merger. I have shared with you the important progress we have made so far, while continuing to run our businesses. I have also shared with you where we see this company going. I hope you will share my satisfaction on our 2016 achievements, and more importantly, my excitement for what lies ahead.

So thank you. Thank you to our customers, who trust us for their daily shopping and inspire us. Thank you to all the associates in all the brands. To the affiliates and franchisers.

And of course I want to thank you, our shareholders for your support and faith in Ahold Delhaize.

For more information:
Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaizeNews
YouTube: @CommunicationsAholdDelhaize
LinkedIn: @Ahold-Delhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 370,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize shares are listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

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Cautionary notice

This communication includes forward-looking statements. All statements other than statements of historical facts may be forward-looking statements. Words such as to be paid, stand for, are going, strategy, focusing, purpose, promises, invest, grow, enables, propose, trends, adapt, predict, change, lead, direction, sustainable, commitment, long-term, durable, focus, mission, want, innovative, expanding, targets, opportunities, promoting, creating, inspire, on track, goal, expect, build, coming, continue, will, expect or other similar words or expressions are typically used to identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and that may cause actual results of Koninklijke Ahold Delhaize N.V. (the “Company”) to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to the risk factors set forth in the Company’s public filings with the U.S. Securities and Exchange Commission and other disclosures. Forward-looking statements reflect the current views of the Company’s management and assumptions based on information currently available to the Company’s management. Forward-looking statements speak only as of the date they are made, and the Company does not assume any obligation to update such statements, except as required by law.

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